Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments Schedules Second Quarter 2011 Results
Conference Call for August 2, 2011 at 9 a.m. Eastern Time

REHOVOT, Israel, July 13, 2011 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that it will release its results for the second quarter 2011 before the market opens on Tuesday, August 2, 2011. In conjunction with this release, Nova will host a conference call later that same day at 9 a.m. Eastern Time.

Mr. Gabi Seligsohn, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer will review and discuss the results as well as other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1 888 935 4575
ISRAEL Dial-in Number:  03 721 9509
INTERNATIONAL Dial-in Number:  +972 3 721 9509
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova's website at www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.